Jennifer Kraus-Florin
Associate General Counsel
Phone:	608.665.7415
Fax:	608.236.6588
E-mail:	Jennifer.kraus@cunamutual.com

CMFG Life Insurance Company

January 18, 2022

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CMFG Life Insurance Company
CMFG Variable Life Insurance Account
File Nos. 333-148419/811-03915

Dear Commissioners:

On behalf of CMFG Life Insurance Company and CMFG Variable Life Insurance Account (the “Account”), we are transmitting for filing Post-Effective Amendment No. 16 (the “Amendment”) to the Account’s Registration on Form N-6 for certain variable life contracts.

The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933 primarily for the purpose of including the Registration Statement revisions reflected in the Prospectus, Statement of Additional Information and Part C pursuant to the requirements of amended Form N-6

If you have any questions regarding the Amendment, please contact undersigned at 608-665-7415 or our counsel Thomas Bisset at 202-383-0118.

Sincerely,

/s/Jennifer Kraus-Florin

Jennifer Kraus-Florin

Attachments

cc: Mr. Thomas Bisset